Exhibit 99.1

LRAD CORPORATION REPORTS

FISCAL Q1 2011 REVENUES

Record Quarterly Revenues Expected in Fiscal Q2 2011

SAN DIEGO, CA, February 2, 2011 – LRAD Corporation (NASDAQ: LRAD), the world leader in acoustic hailing devices (AHDs), today reported fiscal Q1 2011 revenues of $2.2 million and back orders of $12.8 million as of December 31, 2010.

“Although fiscal Q1 revenues were lower than expected, we’re scheduled to deliver the $12.8 million in back orders plus additional LRAD® orders this quarter,” remarked Tom Brown, president and chief executive officer of LRAD Corporation. “We anticipate that our trend of record fiscal year revenues will remain intact in 2011 while our quarterly revenues will remain uneven as we build diverse markets for our proprietary Long Range Acoustic Device® systems.”

Revenues for fiscal Q1 2011 decreased 58% from $5.2 million recorded in fiscal Q1 2010. The decrease in revenues was primarily attributable to the timing of LRAD shipments between the first and second quarters of fiscal 2011.

Gross profit for fiscal Q1 2011 was $1.0 million, or 45% of revenues, compared to $3.0 million, or 58% of revenues, for the quarter ended December 31, 2010. The decrease in gross profit was primarily due to decreased revenue in the quarter and lower product margins due to mix, partially offset by higher fixed absorption due to the increased production levels to fulfill back orders.

Operating expenses for fiscal Q1 2011 decreased by $251,000, or 15%, to $1.4 million, compared to $1.7 million for the same period in the prior year. The decrease was primarily attributed to $205,000 in lower sales commission, $105,000 in lower business development costs, $70,000 of favorable bonus expense based on not meeting estimated targets for the quarter, and $21,000 in favorable non-cash share-based compensation expense, partially offset by $96,000 in salary increases primarily for business development staff and a $77,000 increase in bad debt.

Net loss for fiscal Q1 2011 was $355,000 or $(0.01) per share, compared to net income of $1.8 million or $0.06 per diluted share for the same period last year. The net loss for fiscal Q1 2011 includes net income of $82,000 from discontinued operations, compared to a net loss in the prior year of $33,000. The decrease in net income primarily resulted from lower revenues in the quarter and the reduction of the unrealized gain on derivative revaluation related to warrants of $597,000 recorded in the prior year, partially offset by lower operating expenses.

Cash and cash equivalents as of December 31, 2010 decreased $1.8 million to $3.6 million, compared to the balance as of September 30, 2010, due to the reclassification of $3.0 million during the current quarter from cash and cash equivalents to restricted cash for amounts pledged to secure bank guarantees related to a customer sales contract. The Company anticipates $2.4 million of the restricted cash will be released and return to cash and cash equivalents this calendar year with the remaining $600,000 being released in calendar year 2012.

“While we grow our business, we continue to manage the balance sheet and control operating expenses,” concluded Brown. “We look forward to discussing our fiscal Q1 2011 results in tomorrow’s conference call.”

About LRAD Corporation

LRAD Corporation’s Long Range Acoustic Device® (LRAD®) directional communication systems are being used around the world in diverse applications including fixed and mobile military deployments, maritime security, critical infrastructure and perimeter security, commercial security, border and port security, law enforcement and emergency responder communications, and wildlife preservation and control. For more information about LRAD Corporation and its long-range directional sound systems, please visit the company’s web site at www.lradx.com.

Forward-looking Statements: Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including but not limited to, the performance of our management team, market acceptance of our directed sound technologies and products, entry of competitors, the possibility our intellectual property protections will not prevent others from marketing products similar to or competitive with our products, potential technical or manufacturing difficulties that could delay product deliveries or increase warranty costs, and other risks identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management’s expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended September 30, 2010. LRAD Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

FOR FURTHER INFORMATION CONTACT:

Robert Putnam

Investor Relations

(858) 676-0519

robert@lradx.com

LRAD Corporation and Subsidiary

Consolidated Balance Sheets

(000’s omitted)

	December 31, 2010 (Unaudited)	September 30, 2010
ASSETS
Current assets:
Cash and cash equivalents	$3,608	$5,421
Restricted cash	2,425	—
Accounts receivable, net	1,927	4,188
Inventories, net	5,791	2,784
Prepaid expenses and other	216	205
Current assets of discontinued operations	72	113

Total current assets	14,039	12,711
Restricted cash	606	—
Equipment, net	91	124
Patents, net	268	278
Deposits	58	58

Total assets	$15,062	$13,171

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,233	$965
Accrued liabilities	2,607	1,815
Current liabilities of discontinued operations	32	53

Total current liabilities	4,872	2,833

Total stockholders’ equity	10,190	10,338

Total liabilities and stockholders’ equity	$15,062	$13,171

LRAD Corporation and Subsidiary

Consolidated Statements of Operations

(000’s omitted except share and per share amounts)

(Unaudited)

	Three months ended December 31,
	2010	2009
Revenues	$2,205	$5,250
Cost of revenues	1,213	2,225

Gross profit	992	3,025

Operating expenses:
Selling, general and administrative	1,054	1,170
Research and development	379	514

Total operating expenses	1,433	1,684

Income from operations	(441)	1,341

Other income	4	596

Income (loss) from continuing operations before income taxes	(437)	1,937
Provision for income taxes	—	(85)

Income (loss) from continuing operations	(437)	1,852
Loss from discontinued operations, net of taxes	82	(33)

Net income (loss)	$(355)	$1,819

Net income per common share - basic and diluted:
Continuing operations	$(0.01)	$0.06
Discontinued operations	$—	$—

Total net income (loss) per common share - basic and diluted	$(0.01)	$0.06

Weighted average common shares outstanding:
Basic	30,633,109	30,552,498

Diluted	30,633,109	31,130,400